

15048191

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Northeast Capital & Advisory, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Airport Park Boulevard
                                    (No. and Street)

Latham   **NY**   **12110**
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur L. Loomis, II   **(518) 786-0100**
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marvin and Company, P.C.
                    (Name – if individual, state last, first, middle name)

11 British American Boulevard	**Latham**	**NY**	**12110**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Arthur L. Loomis, II_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Northeast Capital & Advisory, Inc._____ , as
of ___December 31_____ , 20 _14___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____N/A_____

_____

_____

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHEAST CAPITAL & ADVISORY, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY
SCHEDULE PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND OTHER REPORT
DECEMBER 31, 2014

NORTHEAST CAPITAL & ADVISORY, INC.

TABLE OF CONTENTS



MARVIN
AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

A History of Shaping Futures

Kevin J. McCoy, CPA

Thomas W. Donovan, CPA

Frank S. Venezia, CPA

James E. Amell, CPA

Carol A. Hausamann, CPA

Daniel J. Litz, CPA

Karl F. Newton, CPA

Kevin P. O'Leary, CPA

Timothy A. Reynolds, CPA

Martin D. Hull, CPA

Heather D. Patten, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder
Northeast Capital & Advisory, Inc.

We have audited the accompanying financial statements of Northeast Capital & Advisory, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Northeast Capital & Advisory, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Northeast Capital & Advisory, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule 1 on page 11 has been subjected to audit procedures performed in conjunction with the audit of Northeast Capital & Advisory, Inc.'s financial statements. The supplemental information is the responsibility of Northeast Capital & Advisory, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion

www.marvincpa.com

*An Independent Member of the
BDO Seidman Alliance*

11 British American Blvd. Latham, New York 12110-1405 | P: 518-785-0134 | F: 518-785-0299

111 Everts Ave. Queensbury, NY 12804 | P: 518-792-6595 | F: 518-792-6635

1.

on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marvin and Company, P.C.

Latham, New York
February 26, 2015

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets

Cash and cash equivalents	$	52,157
Investments		312,566
Total Assets	$	364,723

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to parent	$	61,356
Total Liabilities		61,356

Commitments and Contingencies

Stockholder's Equity

Common stock, $.01 par value;	
2,000,000 shares authorized;	
100 shares issued and outstanding	1
Additional paid-in capital	20,999
Retained earnings	282,367
Total Stockholder's Equity	303,367

Total Liabilities and Stockholder's Equity	$	364,723

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues

Investment banking income	$	382,435
Interest and dividends		15,262
Unrealized gains on marketable equity securities, net		17,062
Total Revenues		414,759

Expenses

Salaries	267,270
Rent & office supplies	33,984
Travel	33,025
Insurance	22,915
Professional & regulatory fees	19,036
Dues, database, & subscribtions	13,914
Other	1,159
Total Expenses	391,303

Income Before Income Taxes		23,456
Income Tax Expense		4,914
Net Income	$	18,542

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total Stockholder's Equity	
Balance, December 31, 2013	$	1	$	20,999	$	263,825	$	284,825
Net Income		-		-		18,542		18,542
Balance, December 31, 2014	$	1	$	20,999	$	282,367	$	303,367

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities		
Net income	$	18,542
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gains on marketable securities		(17,062)
Changes in:		
Receivables		11,951
Due to parent		2
Net Cash Provided By Operating Activities		13,433
Net Increase In Cash and Cash Equivalents		13,433
Cash and Cash Equivalents:		
Beginning of Year		38,724
End of Year	$	52,157

1. **ORGANIZATION AND NATURE OF OPERATIONS**

Northeast Capital & Advisory, Inc. (previously called Northeast Capital Markets, Corp) (the "Company") was organized in December 1992 for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Loomis & Company, Inc. (previously called Northeast Capital & Advisory, Inc.) (the "Parent"). The Company began operations in June 1993. Investment banking and underwriting income during the year ended December 31, 2014 was derived principally from services provided to two customers. The Company operates primarily in New York.

The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company.

2. **SIGNIFICIANT ACCOUNTING POLICIES**

Revenue Recognition

Investment banking and underwriting income is recognized based upon actual hours incurred on a particular contract and is recorded when services are rendered and all conditions are met, and may be subject to a contractual adjustment. All such revenue relates to projects referred to the Company by the Parent.

Expenses

All expenses, except for professional, travel and regulatory expenses, are allocated to the Company from the Parent based on the ratio of the Company's revenues to the Parent's consolidated revenues.

Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than three months, to be cash equivalents. Cash equivalents consist of money market mutual funds.

Investments and Fair Value Measurements

Investments are recorded at fair value. Net realized gains and losses from the sales of investments, as well as unrealized gains and losses, are reflected in the statements of income.

Accounting principles generally accepted in the United States of America establish a framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

2. **SIGNIFICANT ACCOUNTING POLICIES**

Investments and Fair Value Measurements

An asset's or liability's fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used at December 31, 2014.

Investments in equities are valued based on quoted market prices within active markets.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other markets participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. For the year ended December 31, 2014, there were no changes in valuation methodologies.

Income Taxes

The Company is included in the consolidated federal and state income tax return filed by the Parent. Income taxes are calculated as if the Company filed a separate return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a liability if the Company has taken an uncertain tax position that more likely than not, would not be sustained upon examination by taxing agencies. Company management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing authorities; however there are no audits in progress for any tax periods. Company management believes it is no longer subject to income tax examinations for years prior to 2011.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

For purposes of preparing the financial statements, the Company considered events through February 26, 2015, the date these financial statements were available for issuance.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2014. Customer transactions are not handled by the Company, rather transactions are processed through an independent escrow account.

The Company does not maintain margin accounts for their customers. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

3. **INVESTMENTS**

Fair values of assets measured on a recurring basis consist of equities securities of entities in the financial services industry. All of the investments in equity securities are valued using level 1 inputs, and are summarized as follows as of December 31, 2014:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity Securities	$ 258,521	$ 62,552	$ (8,507)	$ 312,566

For the year ended December 31, 2014, there were no transfers in or out of levels 1, 2 or 3.

There were no sales of investment securities during 2014.

4. **RELATED PARTY TRANSACTIONS**

The Parent incurs certain costs related to both the Parent and the Company. Pursuant to an expense sharing agreement, the Parent is reimbursed for certain general operating costs related to the Company when the Company undertakes certain projects. All direct expenses of the Company are paid by the Company.

Expenses allocated to the Company by the Parent for the year ended December 31, 2014 were $375,517.

NORTHEAST CAPITAL & ADVISORY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

5. INCOME TAXES

Income tax expense for the year ended December 31, 2014 is as follows:

Current Income Tax Expense		
Federal	$	892
State		448
Deferred Income Tax Expense		3,574
	$	4,914

Deferred tax liability at December 31, 2014 (included in due to Parent) was $11,322, and relates to net unrealized gains (losses) on equity securities.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts payments of dividends in certain cases. At December 31, 2014, the Company had net capital, as defined, of approximately $242,000, which was approximately $237,000 in excess of its minimum required net capital December 31, 2014.

7. CONTINGENCIES

The Company is a member of FINRA and is subject to compliance with rules and regulations established by FINRA. The Company undergoes periodic reviews by FINRA. The Company believes that they are operating in compliance with all FINRA rules and regulations.

NORTHEAST CAPITAL & ADVISORY, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net Capital

Total stockholder's equity	$	303,367
Net capital before haircuts on securities positions		303,367
Haircuts on securities positions - 15%		(46,885)
Undue concentration		(14,291)
Net Capital	$	242,191

Aggregate Indebtedness
Items included in the statement of financial condition:

Due to Parent	$	61,356
Total Aggregate Indebtedness	$	61,356

Computation of basic net capital requirement

6-2/3% of aggregate indebtedness	$	4,092
Minimum net capital requirement	$	5,000
Excess net capital over minimum net capital requirement	$	237,191
Excess net capital at 1000%*	$	236,055
Ratio: Aggregate indebtedness to net capital		25.33%

* Calculated as net capital - (total aggregate indebtedness x 10%)

Statement pursuant to paragraph (d)(4) of Rule 17a-5

Note: There are no material differences between the Company's computation of net capital as filed in the unaudited Form X-17A-5 as of December 31, 2014 and the above schedule.



MARVIN
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

A History of Shaping Futures

Kevin J. McCoy, CPA

Thomas W. Donovan, CPA

Frank S. Venezia, CPA

James E. Amell, CPA

Carol A. Hausamann, CPA

Daniel J. Litz, CPA

Karl F. Newton, CPA

Kevin P. O'Leary, CPA

Timothy A. Reynolds, CPA

Martin D. Hull, CPA

Heather D. Patten, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder
Northeast Capital & Advisory, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption From Rule 15c3-3, in which (1) Northeast Capital & Advisory, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northeast Capital & Advisory, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Northeast Capital & Advisory, Inc. stated that Northeast Capital & Advisory, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Northeast Capital & Advisory Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northeast Capital & Advisory Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marvin and Company, P.C.

Latham, New York
February 26, 2015

www.marvincpa.com

*An Independent Member of the
BDO Seidman Alliance*

11 British American Blvd. Latham, New York 12110-1405 | **P:** 518-785-0134 | **F:** 518-785-0299
111 Everts Ave. Queensbury, NY 12804 | **P:** 518-792-6595 | **F:** 518-792-6635



NORTH
Capital & Advisory, Inc.
EAST
a subsidiary of Loomis & Co., Inc.

7 Airport Park Blvd.
Latham, NY 12110
(518) 426-0100

STATEMENT OF EXEMPTION FROM RULE 15c3-3
For the year ended December 31, 2014

I, Arthur L. Loomis II, hereby assert that:

1. Northeast Capital & Advisory, Inc. is exempt from SEC Rule 15c3-3 under paragraph *(k)(2)(ii)* as it is an introducing broker, clears all transactions with a clearing-broker and promptly transmits all customer funds and securities to such clearing-broker.

2. Northeast Capital & Advisory, Inc. met the requirements of Rule 15c3-3(k)(2)(ii) throughout the fiscal year ended December 31, 2014 without exception.

_____   February 26, 2015
Arthur L. Loomis, II   Date
President
Northeast Capital & Advisory, Inc.